Filed Pursuant to Rule 424(b)(3)
                                      Registration Statement No. 333-123650
PROSPECTUS
_____________________________________________________________________________

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.




                        ODYSSEY MARINE EXPLORATION, INC.


                        5,870,000 Shares of Common Stock


     Certain selling shareholders are offering the shares of common stock.



     The common stock is traded on the American Stock Exchange (Symbol: OMR). On September 23, 2005, the closing price of the common stock was $3.75.



     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 5.



     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.







                                September 23, 2005












                             TABLE OF CONTENTS

                                                                  PAGE

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . .   3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . .   3

COMPANY SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . .   5

RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . .   5

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . .   7

RECENT MATERIAL CHANGES IN OUR BUSINESS . . . . . . . . . . . . .   7

SELLING SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . . . .   8

PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . . . .  10

DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . . . . . .  11

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . .  12

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

                           AVAILABLE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the Securities and Exchange Commission. Such reports and other information filed by us can be inspected and copied at the public reference facilities of the Commission at 100 F Street NE, Washington, D.C. 20549. Requests for copies should be directed to the Commission's Public Reference Section, 100 F Street NE, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the public reference rooms. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically.

     We have filed with the Commission a Registration Statement on Form S-3 (together with all exhibits, amendments and supplements, the "Registration Statement") of which this prospectus constitutes a part, under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information pertaining to us, reference is made to the Registration Statement. Statements contained in this prospectus or any document incorporated herein by reference concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement are on file at the offices of the Commission, and may be inspected without charge at the offices of the Commission, 100 F Street NE, Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates. The Registration Statement has been filed electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the Commission's Web site (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents that we have filed with the Commission shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such documents:

1.   Annual Report on Form 10-KSB for the transition period ended
     December 31, 2004 (SEC File No. 1-31895).

2. Amendment No. 1 to Annual Report on Form 10-KSB for the transition period ended December 31, 2004 (SEC File No. 1-31895).

3. Amendment No. 2 to Annual Report on Form 10-KSB for the transition period ended December 31, 2004 (SEC File No. 1-31895).

4. Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 (SEC File No. 1-31895).

5. Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 (SEC File No. 1-31895).

6.   Current Report on Form 8-K, dated August 3, 2005 (SEC File No.
     1-31895).

7.   Current Report on Form 8-K, dated January 27, 2005 (SEC File No.
     1-31895).

8.   Current Report on Form 8-K, dated January 31, 2005 (SEC File No.
     1-31895).

9.   Current Report on Form 8-K, dated February 23, 2005 (SEC File No.
     1-31895).

10.   Current Report on Form 8-K, dated June 2, 2005 (SEC File No. 1-31895).

11.   Current Report on Form 8-K, dated April 21, 2005 (SEC File No. 1-
      31895).

12.  Current Report on Form 8-K, dated March 10, 2005 (SEC File No. 1-31895).

13. The description of our common stock contained in our Registration Statement on Form 8-A filed November 13, 2003 (SEC File No. 1-31895).

14. All documents filed by us, subsequent to the date of this prospectus, under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange
     Act of 1934, prior to the termination of the offering described herein.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated herein by reference modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Odyssey, 5215 West Laurel Street, Tampa, Florida 33607, telephone (813) 876-1776, and directed to the attention of John C. Morris, President.

CAUTIONARY STATEMENT FOR PURPOSES OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS

     We are including the following discussion to inform our existing and potential security holders generally of some of the risks and uncertainties that can affect us and to take advantage of the "safe harbor" protection for forward looking statements afforded under federal securities laws. From time to time, our management or persons acting on our behalf make forward looking statements to inform existing and potential security holders about us. Statements that are not historical in nature, particularly those that utilize terminology such as "may," "will," "should," "likely," "expects," "anticipates," "estimates," "believes" or "plans," or comparable terminology, are forward-looking statements based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements.

                               COMPANY SUMMARY

     Odyssey Marine Exploration, Inc. ("Odyssey," "we" or "us") is engaged in the archaeologically sensitive exploration and recovery of deep water shipwrecks throughout the world. We employ advanced state of the art technology including side scan sonar, remotely operated vehicles, or ROVs, and other advanced technology, that enables us to locate and recover shipwrecks at depths that were previously unreachable in an economically feasible manner.

     Our corporate offices are located at 5215 West Laurel Street, Tampa, Florida 33607. Our telephone number is (813) 876-1776.

                                  RISK FACTORS

     Investing in the shares is very risky. You should be able to bear a complete loss of your investment. In deciding whether to purchase the shares, you should carefully consider the following factors, among others, as well as information contained in this prospectus, our most recent annual report on Form 10-KSB and quarterly reports on Form 10-QSB and the other documents incorporated by reference into this Prospectus:

     Our business involves a high degree of risk.

     An investment in Odyssey is extremely speculative and of exceptionally high risk. Although we have access to a substantial amount of research and data which has been compiled regarding various projects, the quality and reliability of such research and data is unknown. Even if we are able to plan and obtain permits for our various projects, there is a possibility that the shipwrecks may have already been salvaged, or may not have had anything valuable on board at the time of the sinking. Even if objects of value are located and recovered, there is the possibility that the cost of recovery exceeds the value of the objects recovered or that others, including both private parties and governmental entities, will assert conflicting claims and challenge our rights to the recovered objects. Finally, even if we are successful in locating and retrieving objects from a shipwreck and establishing good title to them, there can be no assurance as to the value that such objects will bring at their sale, as the market for such objects is very uncertain.

     The research and data we use may not be reliable.

     The success of a shipwreck project will be dependent to a substantial degree upon the research and data we have obtained. By its very nature, research and data regarding shipwrecks is imprecise, incomplete and unreliable. It is often composed of or affected by numerous assumptions, rumors, legends, historical and scientific inaccuracies and inaccurate interpretations which have become a part of such research and data over time.

     Recovery efforts may be affected by natural hazards.

     Underwater recovery operations are inherently difficult and dangerous and may be delayed or suspended by weather, sea conditions or other natural hazards. Further, such operations may be undertaken more safely during certain months of the year than others. We cannot guarantee that we, or the entities we are affiliated with, will be able to conduct search and recovery operations only during favorable periods. In addition, even though sea conditions in a particular search location may be somewhat predictable, the possibility exists that unexpected conditions may occur and adversely affect our operations. It is also possible that natural hazards may prevent or significantly delay search and recovery operations.

     We may be unable to establish our rights to any objects we recover.

     Persons and entities other than Odyssey and entities we are affiliated with (both private and governmental) may claim title to the shipwrecks. Even if we are successful in locating and recovering shipwrecks, we cannot assure you that we will be able to establish our right to property recovered against governmental entities, prior owners, or other attempted salvors claiming an interest therein. In such an event, we could spend a great deal of money and receive no revenue for our work.

     The market for any objects we recover is uncertain.

     Even if valuable items can be located and recovered, it is difficult to predict the price that might be realized for such items. The value of recovered items will fluctuate with the precious metals market, which has been highly volatile in recent years. In addition, the entrance on the market of a large supply of similar items from shipwrecks located and recovered by others could depress the market for these items.

     We could experience delays in the disposition or sale of recovered objects.

     The methods and channels that may be used in the disposition or sale of recovered items are uncertain at present and may include several alternatives. Ready access to buyers for any artifacts or other valuable items recovered cannot be assured. Delays in the disposition of such items could adversely affect our cash flow.

     Objects we recover could be stolen from us.

     If we locate a shipwreck and assert a valid claim to items of value, there is a risk of theft of such items at sea, both before and after their recovery, by "pirates" or poachers and while in transit to a safe destination. Such thefts may not be adequately covered by insurance.

     We face competition from others.

     There are a number of competing entities engaged in various aspects of the shipwreck business, and in the future other competitors may emerge. One or more of these competing entities may locate and recover a shipwreck that we intend to locate and recover. In addition, these competing entities may be better capitalized and may have greater resources to devote to their pursuit of the shipwreck.

     We may be unable to get permission to conduct salvage operations.

     It is possible that we will not be successful in obtaining title to, or permission to excavate certain wrecks. In addition, permits that are sought for the projects may never be issued, and if issued, may not be legal or honored by the entities that issued them.

     Our articles of incorporation authorize generic preferred stock.

     Our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock. Our board of directors has the right to establish the terms, preference, rights and restrictions of the preferred stock. Such preferred stock could be issued with terms, rights, preferences and restrictions that could discourage other persons from attempting to acquire control and thereby insulate incumbent management. In certain circumstances, the existence of corporate devices that would inhibit or discourage takeover attempts could have a negative effect on the market value of our common stock.

                                USE OF PROCEEDS

     Odyssey will not receive any proceeds from the sale of the common stock by the selling shareholders.

     To the extent that any of the warrants held by the selling shareholders are exercised, up to approximately $11,095,000 may be received by Odyssey. Any net proceeds received from the exercise of the warrants will be used for general corporate purposes.

                    RECENT MATERIAL CHANGES IN OUR BUSINESS

     There have been no material changes in our business since December 31, 2004, that have not been reported in our Reports on Form 10-QSB or Form 8-K, except as follows:

     On July 5, 2005, we announced that Odyssey has been officially included in the Russell 3000, the Russell 2000, and the new Russell Microcap Indexes.

     On June 28, 2005, we announced that the discussions between Odyssey, the Kingdom of Spain, the United Kingdom, the United States, and the regional government of Andalucia, regarding the British warship HMS Sussex, as well as cultural interests and underwater archaeology in the region, have been ongoing. Greg Stemm, our Vice President, Research and Operations, has returned from talks with representatives of the Junta de Andalucia, where he was accompanied by representatives of both the U.S. and UK governments.

     While performing search, survey and archaeological work in the western Mediterranean, the Company located 23 shipwreck sites, produced 14 pre-disturbance photomosaics, and completed preliminary excavations on 7 sites. The archaeological work, accomplished under the direction of Odyssey archaeologists Dr. Hawk Tolson and Neil Cunningham Dobson, resulted in the recovery of a substantial number of artifacts which are undergoing conservation and study by Odyssey's research department to aid in identification of the sites.

    Also on June 28, 2005, we announced that the Odyssey Explorer has joined a chartered side-scan survey vessel to work in the 2005 "Atlas" search area. Since announcing the start of the "Atlas" search project on May 4, 2005, Odyssey has identified approximately 275 targets and inspected 127 targets with ZEUS, one of the Company's Remotely Operated Vehicles (ROV). Because Odyssey's new side-scan sonar system allows crews to map the seafloor twice as fast as previous searches, having a deep-water ROV on a second ship to visually inspect targets is expected to result in a more efficient and productive search process. In addition, the weather window for the "Atlas" project typically ends in the fall while work can continue on the Sussex project year-round. The RV Odyssey remains in the western Mediterranean available to do preliminary work on the Sussex site until the Odyssey Explorer returns.

     On June 8, 2005 we announced that a newly formed subsidiary, Odyssey Marine Entertainment, Inc., would open an interactive shipwreck and treasure attraction in the French Quarter of New Orleans, Louisiana. The grand opening of the attraction occurred on August 27, 2005. Located in the Jax Brewery, Odyssey's Shipwreck & Treasure Adventure is expected to appeal to the public fascination with shipwrecks and sunken treasure. The attraction will tell the stories behind some of the world's most famous shipwrecks, their treasure and historical artifacts, and will allow visitors to experience the adventure and excitement of deep-ocean shipwreck exploration through multiple hands-on exhibits. Due to Hurricane Katrina, the attraction was closed on August 27, 2005, immediately after the grand opening.

	On September 7, 2005, we issued an announcement regarding the effect of Hurricane Katrina on our attraction located at Jax Brewery in New Orleans, which updated a prior announcement. We stated that the Jax Brewery building in which the attraction resides appears structurally sound, that there was no flooding in the immediate area, and that security conditions on the streets of the French Quarter have stabilized with a massive National Guard presence. No damage resulting from looting, fires, or flooding have been reported to the Jax building or the Odyssey attraction or any of its exhibits. Additionally, we were able to safely remove all irreplaceable artifacts and valuables including all coins and other high-value items from the New Orleans facility. We also have insurance coverage for damage and business interruption due to natural catastrophes. Management is unable to predict when conditions in the area will allow the attraction to reopen.

                            SELLING SHAREHOLDERS

     The securities being offered hereby are 5,870,034 shares being offered for resale by certain shareholders. Of those shares, the selling shareholders currently hold 2,700,000. Up to 3,170,000 shares are issuable upon exercise of warrants held by the selling shareholders. The shares are being offered for the account of shareholders in the table below and their donees or pledgees.

     The following table sets forth information concerning the selling shareholders, including:

     *  the maximum number of shares currently held to be offered;

     *  the number of shares issuable upon exercise of warrants;

     *  the number of shares offered by each selling shareholder.

Odyssey has no knowledge of the intentions of any selling shareholder to actually sell any of the securities listed under the columns "Shares Offered." There are no material relationships between any of the selling shareholders and Odyssey other than as disclosed below.

                                           Ownership Before Offering
                                    ------------------------------------
                                    Number of     Shares
                                    Shares        Issuable
                                    Currently     on Exer-
                                    Held to be    cise of       Shares
Selling Shareholder                 Offered       Warrants      Offered
-------------------                 ----------    ---------     --------

GLG North American Opportunity
  Fund                               1,000,000    1,000,000    2,000,000
Trinity Fund                           500,000      500,000    1,000,000
Drawbridge Global Macro Master
  Fund Ltd.                          1,008,000    1,008,000    2,016,000
Drawbridge Investment Partners         192,000      192,000      384,000
Greg Capello                                 0      235,000      235,000
Albert Mark Lelekacs                         0      235,000      235,000
                                     ---------    ---------    ---------
     Total                           2,700,000    3,170,000    5,870,000


     The beneficial ownership of the selling shareholders after the offering would be zero, except for the following persons:

                                          Beneficial Ownership
                                              After Offering
                                       ----------------------------
                                          Number of        Percent
                                         Shares Held       of Class (1)
                                       -----------------   --------

GLG North American Opportunity
  Fund                                     1,325,000         3.1%
Trinity Fund                                 320,000          *
Drawbridge Global Macro Master
  Fund Ltd.                                1,521,707         3.6%
Drawbridge Investment Partners               289,849          *
Greg Capello                                   --             --
Albert Mark Lelekacs                          63,000          *
______________
 *   Less than 1%.
(1) The percentage of ownership for each selling shareholder is based on 42,913,224 shares outstanding as of August 31, 2005.

     The information concerning the selling shareholders may change from time to time and will be set forth in supplements to this prospectus.

                             PLAN OF DISTRIBUTION

     The selling shareholders and their successors, including their transferees, pledgees or donees of their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange on which the common stock may be listed, or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on these exchanges or systems or in the over-the-counter market; or

     - through the writing of options, whether the options are listed on an options exchange or otherwise.

     In connection with the sale of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.

     The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling shareholder may not sell any common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

     To the extent required, the specific common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement to, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     The registration statement of which this prospectus is a part is being filed pursuant to registration rights that we have provided to the selling shareholders under applicable federal and state securities laws under specific circumstances and at specific times. We will pay all of the expenses incurred in connection with the registration of the common stock.

                            DESCRIPTION OF SECURITIES

     Odyssey has 109,810,000 authorized shares of stock, consisting of 100,000,000 shares of common stock, having a par value of $.0001 per share, and 9,810,000 shares of preferred stock, having a par value of $.0001 per share.

COMMON STOCK

     As of August 31, 2005, there were 42,913,224 shares of common stock outstanding. All such outstanding shares of common stock are fully paid and non-assessable. Each share of common stock has an equal and ratable right to receive dividends when declared by the Board of Directors of Odyssey out of assets legally available for that purpose and subject to the dividend obligations of Odyssey to holders of any preferred stock then outstanding.

     In the event of a liquidation, dissolution or winding up of Odyssey, the holders of common stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of preferred stock outstanding at that time.

     The holders of common stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments of Odyssey. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Cumulative voting in the election of directors is not permitted.

PREFERRED STOCK

     Preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under some circumstances, make it more difficult for a third party to gain control of Odyssey. There are currently no shares of preferred stock outstanding.

WARRANTS

     This Prospectus covers the resale of common stock issuable upon the exercise of certain warrants. Of the warrants, 2,700,000 were included in the units which were sold to four institutional investors in a private placement that was completed on March 10, 2005. In addition, a total of 470,000 warrants were issued to two assignees of the placement agent for the private offering as part of the commission for the offering. The warrants give the holders the right to purchase common stock at an exercise price of $3.50 per share during the two year period expiring on March 9, 2007.

                                LEGAL MATTERS

     The legality of the shares offered hereby are being passed upon for Odyssey by Krys Boyle, P.C., 600 17th Street, Suite 2700 South, Denver, Colorado 80202. Jon D. Sawyer, a shareholder in Krys Boyle, P.C., beneficially owns 311,784 shares of Odyssey's common stock.

                                    EXPERTS

     The financial statements appearing in our Annual Report on Form 10-KSB for the transition period ended December 31, 2004, incorporated by reference in this prospectus have been audited by Ferlita, Walsh & Gonzalez, P.A., independent certified public accountants, to the extent and for the periods set forth in their report, incorporated by reference herein, and are incorporated herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.